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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-1
                                (Amendment No. 2)
                                (Final Amendment)
                                       and
                                  SCHEDULE 13D
                               (Amendment No. 24)

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        SPELLING ENTERTAINMENT GROUP INC.
                            (Name of Subject Company)
                               -------------------

                              VSEG ACQUISITION INC.
                            VIACOM INTERNATIONAL INC.
                                   VIACOM INC.
                                    (Bidders)

                               -------------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                               -------------------

                                     847807
                      (CUSIP Number of Class of Securities)

                               -------------------

                            Michael D. Fricklas, Esq.
                              VSEG ACQUISITION INC.
                            VIACOM INTERNATIONAL INC.
                                   VIACOM INC.
                                 (212) 258-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                               -------------------

                                 With Copies to:

                           Creighton O'M Condon, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                  June 21, 1999

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

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Viacom Inc.
--------------------------------------------------------------------------------
2.  Check the appropriate Box if a member of a Group
                                                                   (a)     |_|
                                                                   (b)     |_|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Incorporation

    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    90,708,429
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           |_|
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    97.2%
--------------------------------------------------------------------------------
10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Viacom International Inc.
--------------------------------------------------------------------------------
2.  Check the appropriate Box if a member of a Group
                                                                   (a)     |_|
                                                                   (b)     |_|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Incorporation

    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    90,708,429
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           |_|
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    97.2%
--------------------------------------------------------------------------------
10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    VSEG Acquisition Inc.
--------------------------------------------------------------------------------
2.  Check the appropriate Box if a member of a Group
                                                                   (a)     |_|
                                                                   (b)     |_|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Incorporation

    Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    90,708,429
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           |_|
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    97.2%
--------------------------------------------------------------------------------
10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Sumner M. Redstone.
--------------------------------------------------------------------------------
2.  Check the appropriate Box if a member of a Group
                                                                   (a)     |_|
                                                                   (b)     |_|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds

    OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Incorporation

    United States
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    90,708,429
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           |_|
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    97.2%
--------------------------------------------------------------------------------
10. Type of Reporting Person

    IN
--------------------------------------------------------------------------------

            This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 24 to Schedule 13D relates to the offer by VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viacom International Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), at a price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 6. Interest in Securities of the Subject Company.

            Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

            The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, June 18, 1999. Based on a preliminary count, 15,492,326 Shares were tendered (of which 423,520 Shares were tendered pursuant to notices of guaranteed delivery) representing approximately 16.6% of the issued and outstanding Shares. On Saturday, June 19, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Parent beneficially owns 75,216,103 Shares, representing approximately 80.6% of the issued and outstanding Shares. As a result, Parent and Purchaser own approximately 97.2% of the issued and outstanding Shares. Parent intends to effect the merger of Purchaser with and into the Company as promptly as practicable. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer will be canceled and converted automatically into the right to receive $9.75 per Share in cash, subject to dissenters' rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent on June 21, 1999 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

            Item 11 of the Schedule 14D-1 is hereby amended by adding the following Exhibits:

            (a)(10) Press Release issued by Parent and the Company on June 21, 1999.

            99.3 Agreement among Viacom International Inc., VSEG Acquisition Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(k)(1)(iii).

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                    VSEG ACQUISITION INC.


                                    By: \S\  Michael D. Fricklas
                                        ------------------------------
                                        Name:  Michael D. Fricklas
                                        Title: Senior Vice President,
                                                 General Counsel

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                    VIACOM INTERNATIONAL INC.


                                    By: \S\  Michael D. Fricklas
                                        ------------------------------
                                        Name:  Michael D. Fricklas
                                        Title: Senior Vice President,
                                                 General Counsel

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999                       VIACOM INC.


                                    By: \S\  Michael D. Fricklas
                                        ------------------------------
                                        Name:  Michael D. Fricklas
                                        Title: Senior Vice President,
                                                 General Counsel

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999                       By:                *
                                         ------------------------------
                                         Sumner M. Redstone,
                                         Individually

*By: \S\ Philippe P. Dauman
     ---------------------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the Limited Power
     of Attorney filed as Exhibit 99.2 to
     Amendment No. 11 to the Statement on
     Schedule 13D filed on March 7, 1993 in
     respect of the common stock of Spelling
     Entertainment Group Inc.

                                  EXHIBIT INDEX

Exhibit No.
-----------

(a)(10)     Press Release issued by Parent and the Company on June 21, 1999.

99.3 Agreement among VSEG Acquisition Inc., Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule
            13d-1(k)(1)(iii).